SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            _________________________

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9
                            _________________________


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               SECURED INCOME L.P.
                               -------------------
                            (Name of Subject Company)

                               SECURED INCOME L.P.
                               -------------------
                      (Name of Person(s) Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                      -------------------------------------
                         (Title of Class of Securities)

                                    813901105
                                    ---------
                      (CUSIP Number of Class of Securities)

                          _____________________________

                                  GINA K. DODGE
                      WILDER RICHMAN RESOURCES CORPORATION
                               340 PEMBERWICK ROAD
                               GREENWICH, CT 06831
                                 (203) 869-0900
                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the Person(s) Filing Statement)

                                   Copies to:

                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 715-9100
                          ____________________________

            Amendment No. 1 amends and supplements the solicitation/ recommendation statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") initially filed by Secured Income L.P. (the "Partnership") with the Securities and Exchange Commission on September 6, 2005, relating to the offer by MacKenzie Patterson Fuller, Inc. through MPF Dewaay Fund 2, LLC; MPF Dewaay Premier Fund 2, LLC; MPF Income Fund 22, LLC; MPF Dewaay Fund 4, LLC; MP Value Fund 5, LLC; MPF Flagship Fund 11, LLC; MacKenzie Patterson Special Fund 5, LLC; Accelerated High Yield Institutional Fund, Ltd., L.P.; Accelerated High Yield Institutional Investors Ltd., L.P.; MacKenzie Specified Income Fund, L.P.; MPF Flagship Fund 9, LLC; MPF Special Fund 8, LLC; MPF Acquisition Co. 3, LLC; Moraga Gold, LLC; MPF-NY 2005, LLC; and Steven Gold (collectively, the "Purchasers") to purchase 85,000 Units at an offer price of $34 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between August 22, 2005 and September 21, 2005, upon the terms and conditions set forth in the Offer to Purchase, dated August 22, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (collectively, the "Offer Documents"), which, as amended and supplemented from time to time, together constitute the tender offer (the "Offer"). The Offer will expire, unless further extended, on September 21, 2005, at midnight, Pacific Standard Time.

Item 8.     Additional Information.

            Item 8 is hereby supplemented as follows:

            The local general partners of the Westmont Property received from another potential purchaser an unsolicited written offer of $65,000,000 for the sale of the Westmont Property, which offer otherwise contains terms different from those in the previously disclosed offer for the Westmont Property. The Partnership is in the process of evaluating the potential benefits of each offer. The Partnership cannot predict the outcome of any related discussions or potential negotiations.



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

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 12, 2005


                                     SECURED INCOME L.P.
                                     By: Wilder Richman Resources Corporation,
                                         its general partner


                                     By: /s/ Richard P. Richman
                                        --------------------------------------
                                     Name:  Richard P. Richman
                                     Title: President




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